LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.linuxgoldcorp.com

N E W S   R E L E  A S E

Linux Gold Corp.

(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORPORATION VERIFIES GOLD POTENTIAL AT

THE TROUT CLAIM GROUP IN RAMPART MINING DISTRICT, ALASKA

For   Immediate   Release:     November   22,   2010     Fairbanks,   Alaska—Linux   Gold   Corp.

(LNXGF-OTCBB),   has   confirmed   significant   gold   values   in   soils   and   rock   chip   samples

collected  on  their  Trout  Claims,  located  about  70  miles  northwest  of  Fairbanks,  Alaska  in  the

Rampart  Mining  District.   The  claim  block  consists  of  thirty-four  (34)  160  acre  State  of  Alaska claims totaling 5,440 acres.

The  Trout  Claims  are  underlain  by  two,  geochemically-reduced,  magnetically  subdued,  igneous intrusions.  These  igneous  rocks  have  yielded  radiometric  ages  of  89-90  million  years  (Ma),  the same  age  as  Fort  Knox,  Livengood,  and  other  gold-bearing  intrusions  exposed  throughout  the

Tintina  Gold  Province.  International  Tower  Hill  Mines  Ltd.  (ITH)  has  calculated  a  recent  Ni  43-

101  compliant  resource  estimate  of  12.5  million  ounces  gold  at  a  0.5  g/t  gold  cutoff  at  their

Livengood  deposit,  which  is  approximately  30  miles  east  of  the  Trout  Claims.   Past  productive

placer  gold  deposits  also  occur  immediately  downstream  from  the  Trout  Claims,  suggesting  a lode source within the claim group.

During  1993-1994,  previous  explorers  identified  a  3,000  feet  long  by  1,000  feet  wide,  northeast-

trending,  gold-in-soil  anomaly  which  overlies  one  of  the  igneous  intrusions.  Thirty-nine  (39)  soil samples  contained  65  to  680  ppb  gold  (.065  to  .68  g/t  gold),  and  thirteen  rock  chip  samples contained  130  to  9,640  ppb  gold  (.130  to  9.64  g/t  gold).  Elevated  silver,  lead,  zinc,  arsenic  and antimony values were also identified.

During  2010,  Linux  contractors  attempted  to  verify  this  anomaly  by  collecting  nine  (9)  soil  and forty-six  (46)  rock  chip  samples  that  were  run  at  ALS  Chemex  Labs,  Inc.,  using  the  Au-AA24 analytical  method. The  nine  soil  samples,  which contained  10 to  967 ppb  gold  (.01  g/t  to  .967  g/t gold)  and  an  average  of  156  ppb  gold  (.156  g/t  gold),  successfully  confirmed  the  northeast  trend

of the mineralization and widened it  by approximately 150 feet to the northwest.    The thirty-four

rock  chip  samples  contained  up  to  411  ppb  gold  (.441  g/t  gold),  with  elevated  gold  values

obtained  from  quartz  veins  within  the  intrusive.    The  rock  sample  program  closed  off  the

mineralized zone to the northwest at an elevation of  about 3,000 feet.   The gold anomaly remains

open  to  the  northeast,  southwest,  and  southeast.    Future  work  planned  by  Linux  will  include

sample  programs  that  test  these  possible  extensions  as  well  as  evaluating  other  gold-polymetallic anomalies that are known within the Trout Claim Group.

Qualified Person

The mineral data described above was prepared by Thomas K. Bundtzen, P. Geo., BS, MS, CPG-

10912,  ABSLN#279639,  President  of  Pacific  Rim  Geological  Consulting,  Inc.,  of  Fairbanks,

Alaska,  who  is  independent  of  the  Company  as  defined  in  NI  43-101.   Bundtzen  is  a  Certified

Professional  Geologist  (CPG)  with  the  American  Institute  of  Professional  Geologists  (AIPG).

Bundtzen  is  a  Qualified  Person  as  defined  in  NI  43-101  and  also  qualifies  under  the  rules  stated

by the U.S. Securities and Exchange Commission (“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT LINUX GOLD CORP.

Linux  Gold  Corp.  is  involved  in  the  exploration  of  mineral  properties.  Our  current  plans  are  to joint  venture  and  explore  our  gold  properties  in  Alaska.  In  addition  to  the  Trout  claims,  Linux

Gold  Corporation  currently  controls  mining  claims  east  of  the  Pogo  Mine  in  the  Goodpasture

Mining District, in the Livengood-Tolovana Mining District,  near International Tower  Hill’s gold property (Symbol: ITH ) and near  Granite Mountain and on Dime Creek, the latter two properties located in the eastern Seward Peninsula of Alaska.  Linux Gold Corp. also owns a 50% interest  in

30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in

Alaska and has optioned a 50% interest in the Fish Creek claims to Teryl Resources Corp. (TRC-

V). Linux is retaining a 5% net smelter return or may convert into a 25% working interest.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson, President

Phone Contact:

John Robertson  800-665-4616

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans and  operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be

incorrect,   including,   but   not   limited   to:   timely   implementation   of   anticipated   drilling   and   exploration   programs;   the

successful completion of new development projects, planned expansions or other projects within the timelines anticipated;

the  accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral resources  can  be  developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations

applicable  to  Linux,  and  changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain

required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of

general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of

availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market

valuations   of   companies   with   respect   to   announced   transactions.   The   Company's   actual   results,   performance   or

achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including those  described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change

Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F

annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.    Accordingly,  no

assurances can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether written  or  oral,  attributable  to the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as may be required by applicable securities laws.